SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(a)*

                                (Amendment No. 3)

                               EXIDE TECHNOLOGIES
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    302051206
                                 (CUSIP Number)

                               Jeffrey L. Gendell
                               55 Railroad Avenue
                          Greenwich, Connecticut 06830
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 October 5, 2007
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)

CUSIP No. 302051206                                      13D                                          Page 2 of 16
----------------------    -------------------------------------------------------------------------------------------------------
          1               NAMES OF REPORTING PERSONS.                             Tontine Capital Partners, L.P.
                          I.R.S. IDENTIFICATION NOS.
                          OF ABOVE PERSON (ENTITIES ONLY)
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES

     BENEFICIALLY
       OWNED BY

         EACH
      REPORTING

     PERSON WITH
                          -------------------     -------------------------------------------------------------------------------
                                  8               SHARED VOTING POWER:                                        9,831,729

                          -------------------     -------------------------------------------------------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                             0

                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   9,831,729

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            9,831,729
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           13.1%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               PN
----------------------    -------------------------------------------------------------------------------------------------------




CUSIP No. 302051206                                      13D                                          Page 3 of 16


----------------------    -------------------------------------------------------------------------------------------------------
          1               NAMES OF REPORTING PERSONS.                             Tontine 25 Overseas Master Fund, L.P.
                          I.R.S. IDENTIFICATION NOS.
                          OF ABOVE PERSON (ENTITIES ONLY)
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [X]
                                                                                  (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                        WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                               [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                   Cayman Islands
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES

     BENEFICIALLY
       OWNED BY

         EACH
      REPORTING

     PERSON WITH
                          -------------------     -------------------------------------------------------------------------------
                                  8               SHARED VOTING POWER:                                          979,840

                          -------------------     -------------------------------------------------------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                             0

                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                     979,840

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                              979,840
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           1.3%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               PN
----------------------    -------------------------------------------------------------------------------------------------------


CUSIP No. 302051206                                      13D                                          Page 4 of 16


----------------------    -------------------------------------------------------------------------------------------------------
          1               NAMES OF REPORTING PERSONS.                             Tontine Capital Management, L.L.C.
                          I.R.S. IDENTIFICATION NOS.
                          OF ABOVE PERSON (ENTITIES ONLY)
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                             [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES

     BENEFICIALLY
       OWNED BY

         EACH
      REPORTING

     PERSON WITH
                          -------------------     -------------------------------------------------------------------------------
                                  8               SHARED VOTING POWER:                                       10,811,569

                          -------------------     -------------------------------------------------------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                             0

                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                  10,811,569

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                           10,811,569
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           14.4%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               OO
----------------------    -------------------------------------------------------------------------------------------------------



CUSIP No. 302051206                                      13D                                          Page 5 of 16


----------------------    -------------------------------------------------------------------------------------------------------
          1               NAMES OF REPORTING PERSONS.                             Tontine Partners, L.P.
                          I.R.S. IDENTIFICATION NOS.
                          OF ABOVE PERSON (ENTITIES ONLY)
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES

     BENEFICIALLY
       OWNED BY

         EACH
      REPORTING

     PERSON WITH
                          -------------------     ------------------------------------------------ ------------------------------
                                  8               SHARED VOTING POWER:                                        7,123,781

                          -------------------     ------------------------------------------------ ------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                             0

                          -------------------     ------------------------------------------------ ------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   7,123,781

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            7,123,781
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.5%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               PN
----------------------    -------------------------------------------------------------------------------------------------------



CUSIP No. 302051206                                      13D                                          Page 6 of 16


----------------------    -------------------------------------------------------------------------------------------------------
          1               NAMES OF REPORTING PERSONS.                             Tontine Management, L.L.C.
                          I.R.S. IDENTIFICATION NOS.
                          OF ABOVE PERSON (ENTITIES ONLY)
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES

     BENEFICIALLY
       OWNED BY

         EACH
      REPORTING

     PERSON WITH
                          -------------------     -------------------------------------------------------------------------------
                                  8               SHARED VOTING POWER:                                        7,123,781

                          -------------------     -------------------------------------------------------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                             0

                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   7,123,781

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            7,123,781
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.5%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               OO
----------------------    -------------------------------------------------------------------------------------------------------



CUSIP No. 302051206                                      13D                                          Page 7 of 16


----------------------    -------------------------------------------------------------------------------------------------------
          1               NAMES OF REPORTING PERSONS.                             Tontine Overseas Associates, L.L.C.
                          I.R.S. IDENTIFICATION NOS.
                          OF ABOVE PERSON (ENTITIES ONLY)
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES

     BENEFICIALLY
       OWNED BY

         EACH
      REPORTING

     PERSON WITH
                          -------------------     -------------------------------------------------------------------------------
                                  8               SHARED VOTING POWER:                                        3,049,383

                          -------------------     -------------------------------------------------------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                             0

                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   3,049,383

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            3,049,383
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           4.1%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IA, OO
----------------------    -------------------------------------------------------------------------------------------------------



CUSIP No. 302051206                                      13D                                          Page 8 of 16


----------------------    -------------------------------------------------------------------------------------------------------
          1               NAMES OF REPORTING PERSONS.                             Tontine Capital Overseas GP, L.L.C.
                          I.R.S. IDENTIFICATION NOS.
                          OF ABOVE PERSON (ENTITIES ONLY)
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES

     BENEFICIALLY
       OWNED BY

         EACH
      REPORTING

     PERSON WITH
                          -------------------     -------------------------------------------------------------------------------
                                  8               SHARED VOTING POWER:                                        2,085,500

                          -------------------     -------------------------------------------------------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                             0

                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   2,085,500

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            2,085,500
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           2.8%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               OO
----------------------    -------------------------------------------------------------------------------------------------------


CUSIP No. 302051206                                      13D                                          Page 9 of 16


----------------------    -------------------------------------------------------------------------------------------------------
          1               NAMES OF REPORTING PERSONS.                             Tontine Capital Overseas Master Fund, L.P.
                          I.R.S. IDENTIFICATION NOS.
                          OF ABOVE PERSON (ENTITIES ONLY)
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                          [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                           Cayman Islands
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES

     BENEFICIALLY
       OWNED BY

         EACH
      REPORTING

     PERSON WITH
                          -------------------     -------------------------------------------------------------------------------
                                  8               SHARED VOTING POWER:                                        2,085,500

                          -------------------     -------------------------------------------------------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                             0

                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   2,085,500

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            2,085,500
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           2.8%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IA, OO
----------------------    -------------------------------------------------------------------------------------------------------



CUSIP No. 302051206                                      13D                                          Page 10 of 16


----------------------    -------------------------------------------------------------------------------------------------------
          1               NAMES OF REPORTING PERSONS.                             Jeffrey L. Gendell
                          I.R.S. IDENTIFICATION NOS.
                          OF ABOVE PERSON (ENTITIES ONLY)
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                          [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                            United States
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES

     BENEFICIALLY
       OWNED BY

         EACH
      REPORTING

     PERSON WITH
                          -------------------     -------------------------------------------------------------------------------
                                  8               SHARED VOTING POWER:                                       23,070,233

                          -------------------     -------------------------------------------------------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                             0

                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                  23,070,233

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                           23,070,233
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           30.7%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------


CUSIP No. 302051206                     13D                       Page 11 of 16


This Amendment No. 3 to Schedule 13D with respect to Exide Technologies is being filed by Tontine Capital Partners, L.P., Tontine Capital Management, L.L.C., Tontine Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C., Tontine Capital Overseas GP, L.L.C., Tontine Capital Overseas Master Fund, L.P., Tontine 25 Overseas Master Fund, L.P. and Jeffrey L. Gendell (collectively, the "Reporting Persons") to amend the Schedule 13D originally filed by certain of the Reporting Persons on June 29, 2006, as amended (the "Schedule 13D"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.

This statement relates to the common stock, par value of $.01 per share (the "Common Stock"), of Exide Technologies (the "Company"). The principal executive office of the Company is 13000 Deerfield Parkway, Building 200 Alpharetta, Georgia 30004.

ITEM 2.   IDENTITY AND BACKGROUND.

         (a)      This statement is filed by:

         (i) Tontine Capital Partners, L.P., a Delaware limited partnership ("TCP"), with respect to the shares of Common Stock directly owned by it;

         (ii) Tontine 25 Overseas Master Fund, L.P., a Cayman Islands limited partnership ("T25"), with respect to the shares of Common Stock directly owned by it;

         (iii) Tontine Capital Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TCM"), with respect to the shares of Common Stock directly owned by TCP and T25;

         (iv) Tontine Partners, L.P., a Delaware limited partnership ("TP"), with respect to the shares of Common Stock directly owned by it;

         (v) Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"), with respect to the shares of Common Stock directly owned by TP;

         (vi) Tontine Overseas Associates, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TOA"), which serves as investment manager to Tontine Overseas Fund, Ltd., a company organized under the laws of the Cayman Islands ("TOF"), and certain separately managed accounts, with respect to the shares of Common Stock directly owned by TOF and the separately managed accounts;

         (vii) Tontine Capital Overseas Master Fund, L.P., a Cayman Islands limited partnership ("TMF"), with respect to the shares of Common Stock directly owned by it;

         (viii) Tontine Capital Overseas GP, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TCO"), with respect to the shares of Common Stock directly owned by TMF; and

CUSIP No. 302051206                     13D                       Page 12 of 16


         (iv) Jeffrey L. Gendell ("Mr. Gendell"), with respect to the shares of Common Stock owned directly by TCP, TP, TOF, TMF, T25 and the separately managed accounts.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

         (b) The address of the principal business and principal office of each of Reporting Person is 55 Railroad Avenue, Greenwich, Connecticut 06830.

         (c) The principal business of each of TCP, TP, TMF and T25 is serving as a private investment limited partnership. The principal business of TCM is serving as the general partner of TCP and T25. The principal business of TM is serving as the general partner of TP. The principal business of TCO is serving as the general partner of TMF. The principal business of TOA is that of an investment advisor engaging in the purchase and sale of securities on behalf of its clients. Mr. Gendell serves as the managing member of TCM, TM, TOA and TCO.

         (d) None of the Reporting Persons, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) TCP is a limited partnership organized under the laws of the State of Delaware. TCM is a limited liability company organized under the laws of the State of Delaware. TP is a limited partnership organized under the laws of the State of Delaware. TM is a limited liability company organized under the laws of the State of Delaware. TOA is a limited liability company organized under the laws of the State of Delaware. TMF is a limited partnership organized under the laws of the Cayman Islands. TCO is a limited liability company organized under the laws of the State of Delaware. T25 is a limited partnership organized under the laws of the Cayman Islands. Mr. Gendell is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Persons have not acquired any additional shares of Common Stock since their last reported acquisitions.

ITEM 4.   PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise. One of the members of the board of directors of the Company is an employee of Tontine Associates, LLC, an affiliate of the Reporting Persons.

         Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to

CUSIP No. 302051206                     13D                       Page 13 of 16


change at any time. Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons beneficially own the number of shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number. The percentages used herein are calculated based upon 75,266,314 shares of Common Stock outstanding as disclosed in the Company's Prospectus Supplement, dated August 31, 2007, to the Prospectus dated April 13, 2007 (including the issuance of 14,000,000 shares of Common Stock in connection with the consummation of the Company's rights offering on October 5, 2007).


--------------------------------------------- ----------------------- ------------------------
Name                                              Number of Shares        Percent of Class
--------------------------------------------- ----------------------- ------------------------
Tontine Capital Partners, L.P.                             9,831,729                    13.1%
--------------------------------------------- ----------------------- ------------------------
Tontine Capital Management, L.L.C.                        10,811,569                    14.4%
--------------------------------------------- ----------------------- ------------------------
Tontine Partners, L.P.                                     7,123,781                     9.5%
--------------------------------------------- ----------------------- ------------------------
Tontine Management, L.L.C.                                 7,123,781                     9.5%
--------------------------------------------- ----------------------- ------------------------
Tontine Overseas Associates, L.L.C.                        3,049,383                     4.1%
--------------------------------------------- ----------------------- ------------------------
Tontine Capital Overseas Master Fund, L.P.                 2,085,500                     2.8%
--------------------------------------------- ----------------------- ------------------------
Tontine Capital Overseas GP, L.L.C.                        2,085,500                     2.8%
--------------------------------------------- ----------------------- ------------------------
Tontine 25 Overseas Master Fund, L.P.                        979,840                     1.3%
--------------------------------------------- ----------------------- ------------------------
Jeffrey L. Gendell                                        23,070,233                    30.7%
--------------------------------------------- ----------------------- ------------------------


         (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

         (c) Except for the transaction described in Item 4 hereof, none of the Reporting Persons has effected any transactions in the Common Stock of the Company during the past 60 days.

         (d) TCM, the general partner of TCP and T25, has the power to direct the affairs of TCP and T25, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. TCO, the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the Managing Member of TCM, TM, TOA and TCO and in that capacity directs each of their operations. Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As provided under the standby purchase agreement (the "Standby Purchase Agreement") entered into by and among TCP, Legg Mason Investment Trust, Inc. ("Legg Mason" and together with certain affiliates of TCP, "Holders") and the

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CUSIP No. 302051206                     13D                       Page 14 of 16


Company, dated as of August 28, 2007, the Holders have acquired shares of Common Stock simultaneously with the consummation by the Company of a rights offering whereby the Company's stockholders received rights to purchase shares of Common Stock (the "Rights Offering"). To the extent that shares were not purchased by the Company's stockholders under the Rights Offering (the "Unsubscribed Shares"), the Holders purchased from the Company any and all Unsubscribed Shares, in percentages as determined under the Standby Purchase Agreement. The shares of Common Stock purchased by the Holders pursuant to the Standby Purchase Agreement constitute "Registrable Securities" as that term is defined in the Registration Rights Agreement, dated as of September 18, 2006, by and among the between the Company, TCP, TP, TOA, TMF, Arklow Capital, LLC and Legg Mason. The foregoing summary of the Standby Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 1, which is incorporated by reference herein.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

1. Standby Purchase Agreement, dated August 28, 2007, by and among Tontine Capital Partners, L.P., Legg Mason Investment Trust, Inc. and Exide Technologies (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 28, 2007).

2. Registration Rights Agreement dated September 18, 2006, between Exide Technologies, Tontine Capital Partners, L.P., Tontine Partners, L.P., Tontine Overseas Associates, L.L.C., Tontine Capital Overseas Master Fund, L.P., Arklow Capital, LLC and Legg Mason Investment Trust, Inc. (incorporated by reference to
Exhibit 10.1 to the Company's Report on Form 8-K dated September 19, 2006).

3. Joint Filing Agreement, dated as of October 9, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Management L.L.C., Tontine Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C., Tontine Capital Overseas GP, L.L.C., Tontine Capital Overseas Master Fund, L.P., Tontine 25 Overseas Master Fund, L.P. and Jeffrey L. Gendell.



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CUSIP No. 302051206                     13D                       Page 15 of 16


                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: October 9, 2007


                                       /s/ Jeffrey L. Gendell
                                       -----------------------------------------
                                       Jeffrey L. Gendell, individually, and as
                                       managing member of Tontine Capital
                                       Management, L.L.C., general partner of
                                       Tontine Capital Partners, L.P. and
                                       Tontine 25 Overseas Master Fund, L.P.,
                                       and as managing member of Tontine
                                       Management, L.L.C., general partner of
                                       Tontine Partners, L.P., and as managing
                                       member of Tontine Overseas Associates,
                                       L.L.C., and as managing member of Tontine
                                       Capital Overseas GP, L.L.C., general
                                       partner of Tontine Capital Overseas
                                       Master Fund, L.P.



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CUSIP No. 302051206                     13D                       Page 16 of 16


                                  EXHIBIT INDEX
                                  -------------


Exhibit Number        Description
--------------        -----------

Exhibit 1 Standby Purchase Agreement, dated August 28, 2007, by and among Tontine Capital Partners, L.P., Legg Mason Investment Trust, Inc. and Exide Technologies (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 28,
                      2007).

Exhibit 2 Registration Rights Agreement, dated September 18, 2006, between Exide Technologies, Tontine Capital Partners, L.P., Tontine Partners, L.P., Tontine Overseas Associates, L.L.C., Tontine Capital Overseas Master Fund, L.P., Arklow Capital, LLC and Legg Mason Investment Trust, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K dated September 19, 2006).

Exhibit 3 Joint Filing Agreement, dated as of October 9, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Management L.L.C., Tontine Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C., Tontine Capital Overseas GP, L.L.C., Tontine Capital Overseas Master Fund, L.P., Tontine 25 Overseas Master Fund, L.P. and Jeffrey L. Gendell.